# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DraftKings Inc., CIK 0001883685
CUSIP: 26142V105
Title of class of securities: Ordinary Shares - Class A
Address of issuer's principal executive offices: 222 BERKELEY STREET, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 08/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001331271

## Reporting persons
- DART KENNETH BRYAN: type of reporting person: individual (IN); citizenship or place of organization: Cayman Islands (E9); sole voting power 28,581,386; shared voting power 0; sole dispositive power 28,581,386; shared dispositive power 0; aggregate amount beneficially owned 28,581,386 (5.8% of the class)

## Item 1. Issuer
Name of issuer: DraftKings Inc.
Address of issuer's principal executive offices: 222 BERKELEY STREET, BOSTON, MASSACHUSETTS, 02116

## Item 2. Person Filing
Name of person filing:
KENNETH B. DART
Mr. Dart is the beneficial owner of all of the outstanding shares of Candle Lake Limited.
Address of principal business office or, if none, residence:
(a)P. O. BOX 31300
GRAND CAYMAN KY1-1206 CAYMAN ISLANDS
Citizenship: (a)BRITISH OVERSEAS TERRITORY CITIZEN, CAYMAN ISLANDS

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
28,581,386
The shares, which reflect the number held as of the filing date of this Statement, are directly held by Candle Lake Limited, an entity 100% owned and controlled by the Reporting Person.
Percent of class: 5.8%
Sole power to vote or to direct the vote: 28,581,386
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28,581,386
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DART KENNETH BRYAN: Kenneth B Dart, Director (08/14/2026)